Exhibit 4.35

CONFORMED COPY

11 September 2002

XENOVA GROUP PLC

NOMURA INTERNATIONAL PLC

RIGHTS ISSUE UNDERWRITING

AGREEMENT

WARRANTIES		34

1.	Compliance	34

2.	Information (general)	34

3.	Information (specific)	35

4.	Verification	36

5.	Derogation	36

6.	Working capital and bank facilities	36

7.	The Group companies and the law	36

8.	The Group companies’ Intellectual Property Rights	37

9.	Agreements	39

10.	Solvency	39

11.	Rights Issue Arrangements	39

12.	Off balance sheet finance	39

13.	Insurance	40

14.	Environmental	40

15.	United States Securities Laws	40

SCHEDULE 4 LETTER OF CONFIRMATION		42

THIS AGREEMENT is made on 11 September 2002

BETWEEN:

(1)	XENOVA GROUP plc whose registered office is at 957 Buckingham Avenue, Slough, Berkshire, SL1 4NL (the Company); and

(2)	NOMURA INTERNATIONAL PLC whose registered office is at Nomura House, 1 St. Martin’s-le-Grand, London EC1A 4NP (Nomura).

WHEREAS:

(A) The Company proposes, subject, inter alia, to the passing of the Resolution, to offer the New Shares by way of rights at the Subscription Price on the terms and subject to the conditions set out in the Circular and to be set out in the Provisional Allotment Letter.

(B) Subject to the passing of the Resolution the Company will have sufficient authorised but unissued share capital and the Directors will have authority under Section 80 and Section 95 of the Companies Act to allot the New Shares and to do so otherwise than in compliance with Section 89 of that Act.

(C) Nomura has agreed, on the terms and subject to the conditions referred to in this Agreement, to underwrite the Rights Issue and may (but is not obliged to) seek sub-underwriters on the basis of a proof of the Circular.

(D) The Company has applied (or will have applied before despatching the Circular) for admission of the New Shares to the Official List and for admission of the New Shares to trading on the London Stock Exchange’s market for listed securities.

NOW IT IS AGREED as follows:

1.	DEFINITIONS

1.1 In this Agreement:

Acceptance Date means 28 October 2002 or such later date as Nomura may agree in writing;

Accounts means the audited accounts of the Group for the year ended 31 December 2001;

Accounts Date means 31 December 2001;

Admission means the admission of the New Shares (nil paid) to the Official List becoming effective in accordance with the Listing Rules and the admission of such shares (nil paid) to trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with the Admission and Disclosure Standards;

ADS holder means a holder of depositary shares in the Company issued by The Bank of New York;

Admission and Disclosure Standards means the Admission and Disclosure Standards of the London Stock Exchange;

Adverse Interest means any option, lien, mortgage, charge, equity, trust, any other right or interest of any third party and any other encumbrance of any kind;

Auditors means PricewaterhouseCoopers;

Board means the board of directors of the Company or a duly authorised committee thereof;

Business IP means the registered (including applications for registration) and material unregistered Intellectual Property Rights owned by a Group company;

Circular means the circular (comprising a prospectus for the purposes of the FSMA and the Listing Rules) in the agreed form to be published in connection with the Rights Issue including a notice convening the EGM;

Committed Shares means the 101,734 New Shares which the Directors have irrevocably agreed with the Company to take up under the Rights Issue;

Companies Act means the Companies Act 1985;

CREST means the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

CRESTCo means CRESTCo Limited, a company incorporated under the laws of England and Wales;

Dealing Day means a day on which dealings in domestic equity market securities may take place on the London Stock Exchange;

Deposit Agreement means the deposit agreement dated 14 July 1994 (as amended) between the Company, the Depositary and owners and holders of American Depositary Receipts or American Depositary Receipt units in the Company;

Depositary means The Bank of New York;

Directors means the directors of the Company;

EGM means the extraordinary general meeting of the Company at which, inter alia, the Resolution will be proposed;

EGM Date means 4 October 2002;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground),

water (including surface or ground water, water in pipe, drainage or sewerage systems) or land;

Environmental Laws means all applicable statutes and other laws which relate to Environmental Matters and are in force and binding on the relevant Group company at the date of this Agreement relating to Environmental Matters;

Environmental Matters means all matters relating to the pollution or protection of the Environment and/or human health and safety;

Environmental Consents means any permit, licence, authorisation, approval or consent required under or in relation to Environmental Laws as at the date of this Agreement relating to the carrying on of the business of the Group;

Form of Proxy means the form of proxy in the agreed form to be sent to Ordinary Shareholders for use in connection with the EGM;

Fractional Entitlement Shares has the meaning given to it in Clause 5.1;

FSMA means the Financial Services and Markets Act 2000;

Fully Paid Rights means fully paid rights to acquire New Shares;

Group means the Company and its subsidiary undertakings as at the date hereof;

Group company means any company that is a member of the Group;

Intellectual Property Rights means patents, trade marks, service marks, logos, get-up, trade names, rights in designs, copyright (including rights in computer software), internet domain names, moral rights, utility models, rights in know-how, rights in databases and other intellectual property rights, in each case whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world;

Interim Results means the unaudited interim results of the Group for the six months ended 30 June 2002;

Listing Rules means the Listing Rules of the UK Listing Authority;

London Stock Exchange means London Stock Exchange plc;

New Shares means the 33,710,703 new Ordinary Shares which are to be allotted pursuant to the Rights Issue;

Nil Paid Rights means the New Shares in nil paid form provisionally allotted to Qualifying Shareholders in connection with the Rights Issue;

Nomura Engagement Letter means the letter dated 6 September 2002 between the Company and Nomura relating to the appointment of Nomura as sponsor and in respect of the underwriting of the Rights Issue;

Official List means the Official List of the UK Listing Authority;

Ordinary Shareholders means holders of Ordinary Shares;

Ordinary Shares means ordinary shares of 10p each in the capital of the Company;

Overseas Holders means Ordinary Shareholders with registered addresses in the United States, Canada, Australia, Japan or the Republic of Ireland to whom the offer of New Shares is not being made;

Participating Security has the meaning given to it in the Regulations;

Posting Date means the date of this Agreement or such later date as may be agreed by Nomura in writing;

Press Announcement means the press announcement in the agreed form to be dated the date of this Agreement giving details of, inter alia, the Rights Issue;

Previous Announcements means all documents issued and announcements (other than the Press Announcement) made by or on behalf of the Company or any member of the Group to the public or the press since the Accounts Date;

Provisional Allotment Letter means the form of renounceable provisional allotment letter to be issued or made available by the Company, subject to Clause 4.8, to Qualifying Non-CREST Holders in connection with the Rights Issue;

Qualifying CREST Holders means Qualifying Holders who hold Ordinary Shares in uncertificated form;

Qualifying Holders means Ordinary Shareholders on the register of members of the Company as at the close of business on the Record Date other than the Overseas Holders;

Qualifying Non-CREST Holders means Qualifying Holders who hold Ordinary Shares in certificated form;

Receiving Agent or Registrar means Computershare Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH;

Record Date means close of business on 2 October 2002;

Regulations means the Uncertificated Securities Regulations 2001 (SI 2001/3755);

Regulatory Information Service means any of the services set out in Schedule 12 to the Listing Rules;

Regulatory Rules means, in relation to a pre-clinical study or clinical trial, all laws, regulations and ICH (International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use) and other regulatory authority approved guidelines (including without limitation Good Laboratory Practice, Good Clinical Practice and Good Manufacturing Practice,

requirements to obtain consent(s) from an institutional review board/independent ethics committee and observe certain ethical principles, and as may have been, in respect of such study or trial, supplemented, disapplied, or varied by agreement with, or under any condition or requirement imposed by, a regulatory authority) which are applicable to such study or trial;

Report and Accounts means the published consolidated balance sheet of the Group as at, and the consolidated profit and loss account of the Group for the financial period ended on, the Accounts Date (including the related directors’ and auditors’ reports, the cash flow statement, all related notes and the remainder of the annual report and accounts for that year);

Resolution means resolution 1 to be set out in the notice of the EGM to be contained in the Circular, inter alia, to authorise the Directors to allot relevant securities of the Company so as to enable the Rights Issue to be implemented;

Rights Issue means the offer of New Shares on the basis set out in Recital (A);

Securities Act means the US Securities Act of 1933, as amended, and the rules promulgated thereunder;

Slaughter and May means Slaughter and May, solicitors to the Company;

Subscription Price means 32.5 pence per New Share;

Sub-underwriting Letter means the sub-underwriting letter to be used by Nomura to procure sub-underwriters (if and to the extent that any are procured) for the Rights Issue;

Supplementary Prospectus means any supplementary prospectus published by the Company pursuant to section 81 of the FSMA;

taken up has the meaning given in Schedule 2;

Tax means all taxes, levies, imposts, duties, charges or withholdings of any nature whatsoever, together with all penalties, charges and interest relating to any of the foregoing and regardless of whether the person concerned is primarily liable or not, including (without limitation) corporation tax, advance corporation tax, income tax, capital gains tax, value added tax, duties of customs and excise, national insurance contributions, capital duty, stamp duty, stamp duty reserve tax, and all other taxes on gross or net income, profits or gains, distributions, receipts, importations, sales, use, occupation, franchise, value added, and personal property;

UK Listing Authority means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part VI of the FSMA;

Underwritten Shares means the number of New Shares less the Committed Shares;

United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

Verification Notes means the document in the agreed form consisting of a record of questions prepared to assist with the verification of the Press Announcement, the Circular and any Supplementary Prospectus (as the case may be), together with the answers to those questions and copies of all evidence supporting those answers; and

Working Capital Report means the cash flow and working capital report prepared by the Auditors relating to the Group for the period to December 2003 and dated 11 September 2002.

1.2 In this Agreement unless the context otherwise requires:

(a)	a reference to certificated or certificated form in relation to a share or other security is a reference to a share or other security title to which is recorded on the relevant register of the share or other security as being held in certificated form;

(b)	a reference to uncertificated or uncertificated form in relation to a share or other security is a reference to a share or other security title to which is recorded on the relevant register of the share or other security as being held in uncertificated form, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

(c)	words and expressions defined in the Companies Act shall bear the same meaning;

(d)	headings are for convenience only and shall not affect the construction of this Agreement;

(e)	any reference to an enactment is a reference to it as from time to time amended, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under the enactment;

(f)	any reference to Nomura approving or agreeing the form of the Circular, or any Supplementary Prospectus, shall be a reference to such approval or agreement being given solely for the purposes of this Agreement; and

(g)

references to any indemnity or covenant to pay (the Payment Obligation) being given on an after-tax basis means that in calculating the amount payable pursuant to such indemnity or covenant to pay (the Payment) if such amount (or any part thereof) is chargeable to any Tax (or would be so chargeable but for any relief available against the amount otherwise so chargeable (where relief includes any losses, credits, deductions, rebates or other reliefs available to the indemnified party or person entitled to receive the Payment (in either case, the Recipient)), the amount so payable shall be increased so as to ensure that, after taking into account the Tax chargeable (or which would be chargeable) on such amount (including any increased or additional amount) and any Tax credit, repayment or other Tax benefit which is available to the

Recipient solely as a result of the matter giving rise to the Payment Obligation or as a result of receiving the Payment (which Tax and Tax credit, repayment or other Tax benefit is to be determined by the Recipient in its absolute discretion but acting in good faith and is to be certified as such to the party making the Payment), the Recipient is in the same position as it would have been in if the matter giving rise to the Payment Obligation had not occurred, provided that if a Recipient receives a Payment which has been increased to take account of any Tax chargeable or which would have been chargeable and the Recipient subsequently receives and retains a Tax credit, repayment or other Tax benefit arising solely as a result of the matter giving rise to the Payment Obligation or receipt of the Payment, the Recipient shall repay such amount (if any) as it considers in its absolute discretion but acting in good faith and certifies as such to the party making the Payment will leave it in the same position as it would have been in had the matter giving rise to the Payment Obligation not occurred.

1.3 The following draft documents are in the agreed form and, for the purposes of identification only, are initialled by or on behalf of the Company and Nomura and are marked as shown below:

	Document	Marked

(a)	The Press Announcement	A

(b)	The Circular	B

(c)	The Form of Proxy	C

(d)	The Verification Notes	D

(e)	The Provisional Allotment Letter	E

2.	CONDITIONS

2.1 Nomura’s obligations under this Agreement (save for the obligations under Clauses 3.6, 4.6 and 10.9 are conditional on:

(a)	publication of the Press Announcement through a Regulatory Information Service by no later than 7.30 a.m. on 11 September 2002;

(b)	approval of the Circular as a prospectus by the UK Listing Authority by no later than noon on the date of this Agreement;

(c)	subject to Clause 2.1 (b), delivery of the Circular to the Registrar of Companies by no later than 10.00 pm on the date of this Agreement (or prior to publication, if later);

(d)	the passing of the Resolution (without amendment) at the EGM on the EGM Date (and not, except with the written agreement of Nomura, at any adjournment of such meeting);

(e)	none of the statements in paragraph 2.1 of Schedule 3 being untrue or inaccurate or misleading and none of the statements in the remainder of Schedule 3 being materially untrue or inaccurate or misleading:

(i)	at the date of this Agreement; or

(ii)	at any time before Admission if they had been repeated by reference to the facts and circumstances then existing;

(f)	no event referred to in paragraph (a) or (b) of section 81(1) of the FSMA arising between the time of publication of the Circular and Admission and no Supplementary Prospectus being published by or on behalf of the Company during such period, where such event or publication would, in the bona fide opinion of Nomura, have a material adverse effect either on Nomura’s obligations under this Agreement or under any sub-underwriting arrangements that Nomura may enter into in relation to the Rights Issue;

(g)	the fulfilment by the Company of its obligations under Clauses 3.1,3.3, 4.4(c), 4.5,4.6, 4.9 and 10.9 by the times (if any) specified therein;

(h)	Admission occurring not later than 8.00 a.m. on the first Dealing Day after the EGM Date;

(i)	each condition to enable the Nil Paid Rights and the Fully Paid Rights to be admitted as a Participating Security in CREST (other than Admission) being satisfied on or before the EGM Date; and

(j)	the Company delivering to Nomura on the Dealing Day immediately before Admission a letter in the form set out in Schedule 4 signed on behalf of the Company.

2.2 Nomura may, in its absolute discretion:

(a)	extend the time or date for satisfaction of any condition set out in Clause 2.1, but not beyond 15 October 2002, in which case a reference in this Agreement to the satisfaction of such condition shall be to its satisfaction by the time or date as so extended; or

(b)	waive the satisfaction of any such condition (in whole or in part),

by giving written notice to the Company.

2.3 If any condition set out in Clause 2.1 is not satisfied (or waived by Nomura in its absolute discretion in accordance with Clause 2.2), or becomes incapable of being satisfied, by the required time and date therefor then:

(a)	Nomura’s obligations under this Agreement shall cease and determine, without prejudice to any liability for any prior breach of this Agreement (including, without limitation, of any of the representations, warranties and undertakings contained herein); and

(b)	the Company’s obligations and agreements under Clauses 8, 9, 10, 11, 13, 14 and 16 to 22 inclusive shall remain in full force and effect and the Company’s other obligations under this Agreement shall cease and determine, without prejudice to any liability for any prior breach of this Agreement (including, without limitation, of any of the representations, warranties and undertakings contained herein), provided that, for the avoidance of doubt, Nomura’s obligations under this Agreement shall not be capable of termination at any time after Admission.

2.4 The Company shall use its reasonable endeavours to procure that each of the conditions referred to in Clause 2.1 is satisfied within the relevant time.

3.	APPLICATION FOR LISTING, ADMISSION TO TRADING AND TO CREST

3.1 Before despatching the Circular, the Company shall apply to:

(a)	the UK Listing Authority for admission of the New Shares to the Official List;

(b)	the London Stock Exchange for admission to trading of the New Shares on the London Stock Exchange’s market for listed securities; and

(c)	CRESTCo for admission of the Nil Paid Rights and Fully Paid Rights as a Participating Security in CREST.

The Company shall use its reasonable endeavours to obtain permission (a) for the admission of the New Shares to the Official List, (b) for admission to trading of the New Shares on the London Stock Exchange’s market for listed securities (subject only to the allotment of the New Shares) and (c) for admission of the Nil Paid Rights and Fully Paid Rights as a Participating Security in CREST (subject only to Admission) as soon as practicable and, in any event, prior to the EGM Date.

3.2 The Company confirms that it has applied for formal approval of the Circular for the purposes of, and in accordance with, the Listing Rules and shall use its reasonable endeavours to obtain such approval as soon as practicable and in any event before despatching the Circular.

3.3 The Company shall supply all information, give all undertakings, execute all documents, pay all fees and do or procure to be done all things in each case as may be reasonably necessary or required (a) by the UK Listing Authority and the London Stock Exchange for the purposes of obtaining formal approval of the Circular and obtaining Admission, and (b) to comply with the Listing Rules, the Admission and Disclosure Standards, the FSMA and the Companies Act and (c) by CRESTCo for the purposes of obtaining permission for the admission of the Nil Paid Rights and the Fully Paid Rights as a Participating Security in CREST.

3.4 The Company shall notify Nomura immediately of any matter referred to in paragraphs (a) or (b) of section 81(1) of the FSMA which arises between publication of the Circular and Commencement of Trading. The Company shall deal with every such matter in accordance with section 81 of the FSMA and the Listing Rules (including paragraphs 5.14 to 5.16, 8.1, 8.14 and 8.20).

3.5 The Company shall, from time to time until Admission, procure (to the extent that it lies in its power to do so) to be communicated or delivered to Nomura all such information and documents (signed by the appropriate person where so required) as Nomura may reasonably require to enable it to discharge its obligations hereunder and pursuant to or in connection with obtaining Admission, the Rights Issue or as may be required to comply with the requirements of the FSMA, the UKLA or the London Stock Exchange.

3.6 Nomura shall use its reasonable endeavours to provide to the Company such assistance as the Company shall reasonably request in connection with the obligations of the Company set out in Clause 2.4 (but only in respect of the conditions set out in Clauses 2.1(a), (b), (h) and (i) and Clauses 3.1 and 3.2.

4.	APPROVAL, RELEASE AND DELIVERY OF DOCUMENTS

4.1 The Company confirms to Nomura that a meeting or meetings of the Board has been held which has:

(a)	authorised the Company to enter into and perform its obligations under this Agreement;

(b)	approved the form and release of the Press Announcement;

(c)	approved the form of the Circular and Form of Proxy and authorised and approved the publication of the Circular, the Form of Proxy and all other documents connected with the Rights issue and Admission, as appropriate;

(d)	approved the making of the Rights Issue;

(e)	approved the making of the applications for Admission;

(f)	approved the making of an application to CRESTCo for admission of the Nil Paid Rights and the Fully Paid Rights as a Participating Security in CREST; and

(g)	authorised all necessary steps to be taken by the Company in connection with each of the above matters.

4.2 Before the Press Announcement is released, the Company shall deliver the documents referred to in Part A of Schedule 1 to Nomura.

4.3 The Company shall procure delivery of the Press Announcement to a Regulatory Information Service for release not later than 7.30 a.m. today and authorises Nomura to deliver the Press Announcement and/or an underwriting proof of the Circular to any potential sub-underwriters of the New Shares.

4.4 Subject to the UK Listing Authority having formally approved the Circular for the purpose of the Listing Rules, the Company shall:

(a)	deliver one copy of the Circular to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the FSMA prior to despatch of the Circular;

(b)	make further copies of the Circular available in accordance with paragraphs 8.4 to 8.6 of the Listing Rules and make available to Nomura such number of copies of the Circular as it may reasonably require; and

(c)	despatch the Circular and Form of Proxy to Ordinary Shareholders with registered addresses in the United Kingdom or those who have given notice to the Company of an address in the United Kingdom for service of notices, as soon as practicable and in any event on the date of this Agreement.

4.5 Before despatching the Circular, the Company shall deliver the documents referred to in Part B of Schedule 1 to Nomura.

4.6 Subject to the Company supplying to Nomura all relevant information, Nomura shall use its reasonable endeavours to deliver to the UK Listing Authority the documents listed in Part C of Schedule 1.

4.7 Before complying with Clause 4.8, the Company shall deliver the documents referred to in Part D of Schedule 1 to Nomura.

4.8 The Company shall procure that:

(a)	subject to paragraph (c), the Provisional Allotment Letters are despatched to Qualifying Non-CREST Holders by the last post on the date the Resolution is passed (or such later date as may be agreed with Nomura);

(b)	subject to paragraph (c), the Registrar instructs CRESTCo to credit the stock accounts in CREST of Qualifying CREST Holders with their entitlements to Nil Paid Rights so that they are credited at 8.00 a.m. on the first Dealing Day after the date the Resolution is passed (or such later date as may be agreed with Nomura); and

(c)	in accordance with Part 3 of the Circular under the heading “Overseas Shareholders” Overseas Holders are not sent Provisional Allotment Letters (in the case of such holders who hold Ordinary Shares in certificated form) and their stock accounts are not credited with Nil Paid Rights (in the case of such holders who hold Ordinary Shares in uncertificated form), unless in any case before 5.00 p.m. on the second Dealing Day prior to the Acceptance Date they have satisfied the Company and Nomura that they are permitted to take up their entitlements without breach of any applicable law.

4.9 No later than five Dealing Days prior to the EGM Date, the Company shall give Nomura an undated letter from the Company to CRESTCo confirming that each condition to enable the Nil Paid Rights and the Fully Paid Rights to be admitted as a Participating Security in CREST has been satisfied. Immediately after Admission, Nomura shall date the letter and deliver it to CRESTCo.

4.10 Each document referred to in this Clause 4 and in Schedule 1 and any Supplementary Prospectus shall be in the form reasonably satisfactory to Nomura.

5.	ALLOTMENT

5.1 Subject to:

(a)	the UK Listing Authority having granted permission for the New Shares (nil paid) to be admitted to the Official List and the London Stock Exchange having granted permission for the New Shares (nil paid) to be admitted to trading on its market for listed securities and the admission of the Nil Paid Rights and the Fully Paid Rights as a Participating Security in CREST (subject only to the allotment of the New Shares); and

(b)	the passing of the Resolution in accordance with Clause 2.1(d),

the Company shall provisionally allot the New Shares (nil paid) on the EGM Date to Qualifying Holders on the basis referred to in Recital (A) pursuant to a resolution of the Board. The allotment of the New Shares shall be made upon the terms and subject to the conditions set out in the Circular and to be set out in the Provisional Allotment Letter and on the basis referred to in Clause 5.4 for acceptance and payment in full by not later than 9.30 a.m. on the Acceptance Date. Fractions of New Shares shall not be allotted to Qualifying Holders.

5.2 The Company may only exercise its right in paragraph 4(h) of Part 3 of the Circular in relation to Qualifying CREST Holders to allot and issue the Nil Paid Rights, the Fully Paid Rights or the New Shares in certificated form if it has first obtained Nomura’s written consent (such consent not to be unreasonably withheld or delayed).

5.3 By not later than the third Dealing Day after the Acceptance Date, the Company will confirm the provisional allotments of the New Shares which have been taken up and cancel the provisional allotments of the New Shares which have not been taken up and will allot a number of New Shares equal to the number of New Shares for which provisional allotments were not taken up in favour of the persons who, pursuant to Clauses 6.6 and/or 7, are to subscribe for such New Shares, in each case pursuant to a resolution of the Board.

5.4 The New Shares, when issued and fully paid, will rank pari passu in all respects with the existing issued Ordinary Shares and will be free from all liens, charges, encumbrances and equities.

6.	NEW SHARES NOT TAKEN UP

6.1 The Company confirms that it has requested the Depositary to appoint Nomura to endeavour to sell the New Shares (in nil paid form) to be provisionally allotted to the Depositary or its agent under the Rights Issue and to account for any sale proceeds to ADS holders in accordance with the terms of the Deposit Agreement. To the extent that purchasers for such New Shares are not procured, such New Shares will be dealt with as New Shares not taken up in accordance with Clause 6.6.

6.2 By not later than 5.00 p.m. on the second Dealing Day prior to the Acceptance Date, the Company will (or will procure that the Receiving Agent will) notify Nomura in writing of the number of New Shares which represents the aggregate of fractional entitlements arising in respect of the Rights Issue and of the number of New Shares attributable to Overseas Holders under the Rights Issue (other, for avoidance of doubt, than any Ordinary Shareholders with registered addresses in the United States, Canada, Australia, Japan or the Republic of Ireland to whom an offer of New Shares is made pursuant to any exemption which the Company and Nomura agree is available from applicable overseas securities laws). Such New Shares will be dealt with as New Shares not taken up in accordance with Clause 6.6 and the Company will procure that the Receiving Agent pays to Overseas Holders pro rata to their holdings of Ordinary Shares as at 5.00 p.m. on the Record Date the net proceeds received by the Receiving Agent in respect of the sale of rights to New Shares attributable to them as soon as practicable after receipt (save that individual amounts of less than £3.00 will not be so paid but will be paid to the Company for its own benefit). The net proceeds received by the Receiving Agent in respect of the sale of fractional entitlements to New Shares shall be paid to the Company for its own benefit.

6.3 If, by 9.30 a.m. on the Acceptance Date, all the New Shares shall have been taken up, or are subsequently deemed to have been taken up pursuant to Schedule 2, Nomura’s obligations under Clauses 6 and 7 shall cease.

6.4 Whether or not any New Share shall have been taken up shall be determined in accordance with the provisions of Schedule 2 and the parties agree to give effect to the provisions of Schedule 2.

6.5 As soon as practicable after 9.30 a.m. on the Acceptance Date and by not later than 2.30 p.m. on the Acceptance Date, the Company will (or will procure that the Receiving Agent will) notify Nomura in writing of the number of New Shares which have not been taken up.

6.6 Nomura will endeavour to procure subscriber(s) for New Shares equivalent to the number of New Shares which are not taken up (or, at its discretion, for as many as can be so procured) upon the terms (in so far as the same are applicable) of the Circular and the Provisional Allotment Letter as soon as reasonably practicable and in any event by not later than close of business on the second Dealing Day after the Acceptance Date if an amount which is not less than the total of the Subscription Price multiplied by the number of such New Shares for which subscriber(s) are so procured and the expenses of procurement (including any applicable brokerage and commissions and amounts in respect of value added tax which are not recoverable) can be obtained. Any subscribers so procured by Nomura shall subscribe for the New Shares at the Subscription Price and any amount in excess of the Subscription Price shall be paid by the subscriber and received by Nomura on the basis that the same shall be applied in meeting the expenses of procuring such subscription (including any applicable brokerage and commissions and amounts in respect of value added tax which are not recoverable) and that any balance remaining shall be payable to non-accepting Qualifying Holders and Overseas Holders in accordance with Clauses 6.8 and 6.2 Nomura shall not be obliged to endeavour to procure such subscriber(s) and may, at any time on or after the Acceptance Date, cease to endeavour to procure any such subscriber(s) if, in its opinion, it is unlikely that any such subscriber(s) can be so procured by such time on the terms referred to above whereupon Nomura shall not be under any obligation to endeavour to procure any such subscriber(s).

6.7 Nomura shall:

(a)	by not later than the third Dealing Day after the Acceptance Date inform the Company of the number of New Shares to be issued in each of certificated form and uncertificated form to subscribers procured pursuant to Clause 6.6; and

(b)	in respect of the amounts received by it in accordance with Clause 6.6 (and after deduction of the expenses of procuring subscribers, including amounts in respect of value added tax which are not recoverable), by not later than the sixth Dealing Day after the Acceptance Date procure payment to:

(i)	the Company (or to the Receiving Agent on its behalf) of the Subscription Price in respect of the New Shares for which subscribers are procured pursuant to Clause 6.6; and

(ii)	to the Receiving Agent (on behalf of the persons, and in the proportions, referred to in Clause 6.8) of the balance,

against the issue of New Shares in certificated form in such names and denominations as specified by Nomura pursuant to paragraph (a) above in respect of the New Shares to be issued in certificated form and subject to CRESTCo crediting Nomura’s stock account in CREST (notified by Nomura) with the number of New Shares specified by Nomura pursuant to paragraph (a) above in respect of the New Shares to be issued in uncertificated form.

6.8 The Company shall procure that the Receiving Agent makes payment of the amount received by the Receiving Agent pursuant to Clause 6.7(b)(ii) to the non-accepting Qualifying Holders to whom New Shares were provisionally allotted pro rata to their lapsed provisional entitlements as soon as practicable after receipt (save that individual amounts of less than £3.00 will not be so paid but will be paid to the Company for its own benefit). If the Nil Paid Rights were in certificated form when they lapsed, such payment shall be made to the person whose name and address appears on page one of the Provisional Allotment Letter relating to those Nil Paid Rights. If the Nil Paid Rights were in uncertificated form when they lapsed, such payment shall be made to the person registered as the holder of those Nil Paid Rights when they were disabled in CREST.

6.9 In the absence of any fraud or wilful default by Nomura, Nomura shall not be responsible, whether to the Company, any Qualifying Holder, any other shareholder or otherwise, for any loss or damage to any person arising from any such transactions as are mentioned in this Clause 6 or for any insufficiency or alleged insufficiency of any dealing price at which subscribers for New Shares may be procured by it or for the timing of any such subscription or for any determination by Nomura to cease to endeavour to procure such subscribers.

7.	UNDERWRITING

7.1 Nomura shall procure subscribers or, to the extent such subscribers are not procured, itself subscribe on the terms and subject to the conditions and on the basis of the information contained in the Circular and the Provisional Allotment Letter (other than as to the time and method of acceptance and payment) for any of the New Shares not taken up and for which subscribers are not procured pursuant to Clause 6.6.

7.2 Nomura shall procure payment of the Subscription Price for such number of New Shares as it is required to subscribe and/or procure subscribers for pursuant to Clause 7.1 to the Company (or to the Receiving Agent) by not later than the sixth Dealing Day after the Acceptance Date against the issue of New Shares in certificated form in such names and denominations as Nomura may require in respect of the New Shares to be issued in certificated form and subject to CRESTCo crediting Nomura’s stock account in CREST (notified by Nomura) with the number of New Shares specified by Nomura in respect of such New Shares to be issued in uncertificated form.

8.	COMMISSIONS AND EXPENSES

8.1 Subject to the Press Announcement being published, the Company shall pay Nomura in consideration for its services under this Agreement:

(a)	a commitment commission of 1/2 per cent. (one half of one per cent.) of the value at the Subscription Price of the aggregate number of the Underwritten Shares (the Gross Proceeds); and

(b)	a commission of 1/8 per cent, (one eighth of one per cent.) of the Gross Proceeds for each period of seven days (or part of seven days) after the first thirty days of Nomura’s commitment from and including the date of this Agreement to (and including) the second Dealing Day after the Acceptance Date or, if earlier, the date on which Nomura’s obligations under this Agreement cease in accordance with Clause 2.3 or Clause 12.

Such commissions shall be payable together with any applicable value added tax.

8.2 If Nomura’s obligations under Clauses 6 and 7 of this Agreement become unconditional in all respects and this Agreement is not terminated in accordance with its terms prior to Admission, the Company shall pay Nomura in consideration for its services under this Agreement:

(a)	a further commission of 1/2 per cent. (one half of one per cent.) of the Gross Proceeds;

(b)	a further commission of 3 per cent. of the Gross Proceeds; and

(c)	a documentation and corporate advisory fee of £150,000;

Such fee and commissions shall be payable together with any applicable value added tax.

8.3 If Nomura’s obligations under Clauses 6 and 7 of this Agreement do not become unconditional in all respects or this Agreement is terminated in accordance with its terms prior to Admission, the Company shall pay Nomura a termination fee of £70,000 in consideration of its services under this Agreement together with any applicable value added tax.

8.4 Subject to the Press Announcement being published, the Company shall pay the commissions set out in Clause 8.1 whether or not the Circular, the Form of Proxy and the Provisional Allotment Letters are despatched, whether or not Admission occurs and whether or not the obligations of Nomura under this Agreement become unconditional or this Agreement is terminated in accordance with its terms.

8.5 The Company shall pay the fee and commissions payable to Nomura by not later than 3.00 p.m. on the day upon which Nomura procures payment to the Company (or to the Receiving Agent) pursuant to Clauses 6 or 7 or, if earlier, on the first Dealing Day after the date on which Nomura’s obligations under this Agreement cease in accordance with Clause 2.3, Clause 6.1 or Clause 12. Without prejudice to its right to receive payment directly from the Company pursuant to this Clause 8.5, Nomura shall be entitled and is authorised to deduct some or all of such fee and commissions and any fee and expense which the Company has agreed to pay Nomura from any amount otherwise payable by Nomura to the Company under this Agreement.

8.6 Out of the commissions referred to in Clause 8.1, Nomura shall pay any sub-underwriting commissions payable to such persons (if any) as it may procure to subscribe New Shares.

8.7 In addition to the fees and commissions referred to in Clauses 8.1, 8.2 and 8.3 the Company shall pay (whether or not Nomura’s obligations under this Agreement become unconditional) all costs and expenses of, or in connection with, the Rights Issue, the EGM, the allotment and issue of the New Shares and this Agreement. This shall include (but shall not be limited to) the UK Listing Authority and the London Stock Exchange listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, the Receiving Agent’s charges, its own and Nomura’s legal and other out-of-pocket expenses reasonably and properly incurred, all accountancy and other professional fees, public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes other than corporation tax incurred by Nomura on its income, profits or gains in connection with the Rights Issue, the EGM, the allotment and issue of the New Shares and this Agreement provided that the Company shall not be liable for any such stamp duty or stamp duty reserve tax as may arise pursuant to Sections 67, 70, 93 and 96 of the Finance Act 1986, and nor shall it be liable for any stamp duty or stamp duty reserve tax arising as a result of any sales of the New Shares by Nomura or any subscriber for New Shares. The Company shall immediately on request pay or reimburse Nomura the amount of any expenses which are to be borne by the Company and which Nomura (or any subscriber for New Shares) has paid.

8.8 Where, pursuant to this Agreement, a sum (a Relevant Sum) is paid or reimbursed to Nomura in respect of any cost or expense and that cost or expense includes an amount in respect of value added tax (the VAT Element), the Company shall also pay to Nomura in respect of value added tax:

(a)	if the Relevant Sum constitutes for value added tax purposes payment or reimbursement to Nomura of the consideration for the supply of goods or services made to Nomura (including where Nomura acts as agent for the payer of the Relevant Sum (the Payer) within the meaning of Section 47(3) of the Value Added Tax Act 1994), a sum equal to the proportion of the VAT Element that Nomura certifies as representing irrecoverable input tax in the hands of Nomura, that certificate to be conclusive save in the case of manifest error; and

(b)	if the Relevant Sum constitutes for value added tax purposes the reimbursement of a cost or expense incurred by Nomura as agent for the payer (excluding when Nomura acts as agent for the Payer within the meaning of Section 47(3) of the Value Added Tax Act 1994), a sum equal to the whole of the VAT Element, and where a sum equal to the VAT Element has been reimbursed to Nomura under sub-clause 8.8(b) above, Nomura shall provide the Payer with an appropriate tax invoice in respect of the supply to which the Relevant Sum relates, that is to say a tax invoice naming the Payer as a recipient of supply and issued by the person making the supply.

8.9 Unless otherwise expressly provided, any amount to be paid in respect of any services to be supplied pursuant to this Agreement shall not include any amount in respect of value added tax and if such value added tax is applicable to a supply of any such services, an amount equal to such value added tax should be added to the amount in question (or any increase to that amount) and shall be paid by the recipient of that supply to the supplier. The supplier shall issue to the recipient of the supply a proper value added tax invoice in respect thereof. In the event that the recipient of the supply has paid an amount in respect of value added tax to the supplier in respect of a supply of services and an adjustment is made to that amount pursuant to any provision of this Agreement with the effect that the supplier has to make a payment to the recipient of the supply, the supplier shall in addition to the payment of such amount, refund to the recipient of the supply an amount in respect of value added tax on such payment as is required by applicable law.

9.	RESTRICTIONS ON ACTIONS AND ANNOUNCEMENTS

9.1 Without Nomura’s prior consent (such consent not to be unreasonably withheld or delayed), the Company undertakes that it will not (and the Company will use all reasonable endeavours to procure that no member of the Group will) at any time prior to the date which is ten Dealing Days after, as appropriate, the Acceptance Date or the date that Nomura’s obligations under this Agreement cease in accordance with Clause 2.3:

(a)	allot, issue or grant any rights in respect of any securities of the Company (except for the grant of options under, and the allotment and issue of Ordinary Shares pursuant to options granted under, the Company’s existing share option schemes, in each case in accordance with normal practice); or

(b)	circulate, distribute, publish, issue or make (nor authorise any other person to circulate, distribute, publish, issue or make) any press or public announcement or advertisement, statement or communication (other than an announcement, advertisement, statement or communication required by law or any regulatory body and save in respect of any announcement, advertisement, statement or communication in connection with any matter arising in the ordinary course of business of the Group that is not material in the context of the Rights Issue, but subject always to Clause 9.2), either individually or jointly with any other person, in relation to the Company, the Group, Admission, or the Rights Issue or otherwise relating to the assets, liabilities, profits, losses, financial or trading condition or prospects of the Company or the Group and whether in response to enquiries or otherwise.

9.2 The Company undertakes that it will not at any time during the period ending on the date that is ten Dealing Days following the Acceptance Date make any public announcement, advertisement, statement or communication as is referred to in Clause 9.1 or relating to any matters, events or circumstances which may be necessary to be made known to the public in order to enable the shareholders of the Company and the public to appraise the position of the Company or to avoid the establishment of a false market in its securities, either individually or jointly with any other person (including, without limitation, any matter whatsoever which would require notification by the Company to a Regulatory Information Service in accordance with the provisions of the Listing Rules), without first, where reasonably practicable: (a) notifying Nomura as to the content, form and manner of publication of such announcement, advertisement, statement or communication; (b) making available drafts of any such announcement, advertisement, statement or communication to Nomura in sufficient time prior to its publication to allow Nomura an opportunity to consider and comment on the same; and (c) consulting with Nomura as to the content, form and manner of publication of such announcement, advertisement, statement or communication.

9.3 The Company undertakes to make all such announcements concerning the Rights Issue as shall be necessary to comply with the Listing Rules, the Admission and Disclosure Standards and section 118 and section 397 of the FSMA or which Nomura otherwise reasonably considers to be necessary or desirable (including, without limitation, for the purposes of procuring any sub-underwriters or potential subscribers for any New Shares in accordance with this Agreement) and Nomura shall be entitled to make any such announcement if the Company fails (in the opinion of Nomura acting in good faith) promptly to fulfil its obligations under this Clause 9.3.

10.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

10.1 The Company represents, warrants and undertakes to Nomura in the terms set out in Schedule 3. The Company acknowledges that Nomura is entering into this

Agreement in reliance on such representations, warranties and undertakings. Each representation, warranty and undertaking shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other representation, warranty and undertaking or any other term of this Agreement.

10.2 The Company shall not cause or permit (and shall procure that no other member of the Group nor any of its or their respective directors, officers, employees or agents shall cause or (so far as they are able using their reasonable endeavours) permit) any event to occur or omit to do anything between the date of this Agreement and the date which is ten Dealing Days after, as appropriate, the Acceptance Date or the date on which Nomura’s obligations under this Agreement cease in accordance with Clause 2.3 and/or Clause 12.1 which would make any statement in paragraph 2 of Schedule 3 untrue, inaccurate or misleading and/or any other statement in Schedule 3 materially untrue, inaccurate or misleading if, in such case, such statement were repeated at such date by reference to the facts and circumstances then existing.

10.3 The Company shall promptly notify Nomura (giving reasonable details) if it comes to the knowledge of the Company or any Director that any statement in Schedule 3 was breached or untrue, inaccurate or misleading at the date of this Agreement or would be breached or untrue, inaccurate or misleading if repeated by reference to the facts and circumstances existing at any time during the period referred to in Clause 10.2 or if the Company is in breach of any of its obligations under this Agreement.

10.4 The Company agrees that Nomura and any sub-underwriter who acquires New Shares shall be entitled to the same remedies and rights of action against the Company, and to the same extent, as any person who acquires any New Shares pursuant to the Rights Issue on the basis of the Circular and the Provisional Allotment Letter.

10.5 References in this Agreement to a representation, warranty or undertaking being (or not being) true and accurate or not being (or being) misleading “in any material respect” shall mean material in the context of the Rights Issue and/or the underwriting of the New Shares. In that connection and otherwise in this Agreement in relation to references to a matter which would or might be “material in the context of the Rights Issue” and/or “material in the context of Admission” and/or “material in the context of the underwriting of the New Shares”, a matter shall, without limitation, be deemed to be so material if it would have been material for disclosure to potential sub-underwriters or other subscribers for New Shares had such matter existed when such sub-underwriters or other subscribers for New Shares were sought for the New Shares.

10.6 The representations, warranties and undertakings referred to in Clauses 10.1 to 11.4 shall remain in full force and effect notwithstanding completion of all matters and arrangements referred to in, or contemplated by, this Agreement.

10.7 Where any of the representations, warranties and undertakings are qualified by reference to awareness and/or knowledge and/or information and/or belief, that reference shall be deemed to include a statement to the effect that it has been given after making such enquiries (if any) within the Group as were reasonable.

10.8 Each of the representations, warranties and undertakings shall be qualified to the extent of any facts or information fairly disclosed in the Circular.

10.9 The Company and Nomura each undertake to observe and comply with the provisions in respect of overseas shareholders set out in Part 3 of the Circular under the heading “Overseas Shareholders”.

11.	INDEMNITY

11.1 No claim shall be made by the Company or any of its subsidiary undertakings or the Directors against Nomura, any holding company of Nomura, any subsidiary undertaking of Nomura or of any such holding company or any of the directors, officers, agents or employees of any such person (each of the foregoing, an Indemnified Person) to recover any loss, damage, cost, charge or expense that the Company, any of its subsidiary undertakings or any of their respective directors, officers, agents or employees or any subscriber for or purchaser of New Shares pursuant to the Rights Issue or the arrangements contemplated by the Circular or this Agreement or any subsequent purchaser or transferee of any New Shares may suffer or incur and which arises out of the carrying out by any Indemnified Person of obligations or services in connection with this Agreement or otherwise in connection with the Rights Issue, Admission or the arrangements contemplated by the Circular, except, in each case, to the extent only that the loss, damage, cost, charge or expense is agreed or is finally determined to have arisen (otherwise than as a result of a payment made or an obligation or liability to make payment arising under Clause 11.2) from any negligence or wilful default of the relevant Indemnified Person, or breach of the rules made under the FSMA by the Financial Services Authority by such person.

11.2 The Company undertakes to indemnify on an after-tax basis each Indemnified Person against all or any claims (whether or not successful, compromised or settled), actions, liabilities, demands, proceedings or judgments (each a Claim) asserted or established against that Indemnified Person in any jurisdiction by any subscriber for or purchaser of New Shares pursuant to the Rights Issue or the arrangements contemplated by the Circular or this Agreement or by any subsequent purchaser or transferee of any New Shares or any governmental agency or regulatory body or any other person whatsoever and against all losses, costs, charges or expenses (including legal fees) and Taxes (other than corporation tax, value added tax, stamp duty or stamp duty reserve tax incurred by the Indemnified Person on its income, profits or gains) (each an Expense) (including, but not limited to, all Expenses reasonably suffered or incurred in disputing any Claim and/or in establishing a right to be indemnified on an after-tax basis pursuant to this Clause 11.2 and/or in seeking advice regarding any Claim or in any way related to or in connection with this indemnity) which that Indemnified Person may suffer or incur if the Claim or Expense arises, directly or indirectly, out of or is connected with anything done or omitted to be done by any person (including that Indemnified Person) in connection with the Rights Issue, Admission or the arrangements contemplated by the Circular or this Agreement, including but not limited to:

(i)	the Circular not containing or fairly presenting, or being alleged not to contain or not to fairly present, all information required to be contained therein or any statement therein being or being alleged to be in any material respect untrue, inaccurate, incomplete, misleading or not based on reasonable grounds; and/or

(ii)	the distribution, issue or approval of the Circular or other documents or materials in connection with the Rights Issue (including the issue or approval for the purpose of Section 21 of the FSMA of any financial promotion); and/or

(iii)	any breach or alleged breach by the Company of any of its obligations in this Agreement or any other agreement to be entered into by it in connection with the Rights Issue or the arrangements contemplated by the Circular or this Agreement; and/or

(iv)	any failure or alleged failure by the Company, any of the Directors or any of its or his agents, employees or advisers to comply with the FSMA or the Listing Rules or any other legal or regulatory requirements in any jurisdiction in relation to the Rights Issue, Admission or the arrangements contemplated by the Circular or this Agreement, provided that:

(a)	an Indemnified Person shall not be entitled to any indemnity from the Company under this Clause 11.2 in relation to any Claim or Expense to the extent only that the Claim or Expense is in respect of an unrealised or realised loss on any New Shares that the Indemnified Person acquires pursuant to this Agreement or any expenses of sale of such New Shares unless (but only to the extent that) such Claim or Expense results from, directly or indirectly, the neglect or default of the Company or any breach by the Company of any of its obligations under this Agreement;

(b)	an Indemnified Person shall not be entitled to any indemnity under this Clause 11.2 in relation to any Claim or Expense to the extent only that the Claim or Expense concerned is agreed or is finally determined to have arisen from the negligence or wilful default of the Indemnified Person, or breach of the rules made under the FSMA by the Financial Services Authority by such person; and

(c)	an Indemnified Person shall not be entitled to recover from the Company under this Clause 11.2 in relation to any Claim or Expense to the extent that such indemnification is not permissible under Part V, Chapter VI of the Companies Act.

11.3 Subject to any requirement of a relevant insurer, each Indemnified Person to whom Clause 11.2 applies will promptly notify the Company in writing if it becomes aware of any Claim which may give rise to a liability under Clause 11.2, will keep the

Company informed of the progress of any Claim and will consult with the Company with respect to the handling of any Claim.

11.4 The Company will (provided it is aware of the same, after due and careful enquiry) promptly notify Nomura of any limitation (whenever arising) on the extent to which the Company and/or any of its subsidiary undertakings may claim against any third party or parties and/or of any waiver or release of any right of the Company or any of its subsidiary undertakings to so claim (each a Limitation) in respect of anything which may arise, directly or indirectly, out of or is based upon or is in connection with the Rights Issue or the subject matter of the obligations or services to be performed under this Agreement or in connection with the Rights Issue by Nomura or on its behalf. Where any damage or loss is suffered by the Company for which any Indemnified Person would otherwise be jointly and severally liable with any third party or third parties to the Company or any of its subsidiary undertakings, the extent to which such loss will be recoverable from the Indemnified Person shall be limited so as to be in proportion to the contribution of the Indemnified Person to the overall fault for such damage or loss, as agreed between the parties, or, in the absence of agreement, as finally determined by a court of competent jurisdiction but, in any event, the Indemnified Person shall have no greater liability than if the Limitation did not apply.

11.5 The degree to which any Indemnified Person shall be entitled to rely on the work of any adviser to the Company or any other third party will be unaffected by any Limitation (as defined in Clause 11.4) which the Company or any of its subsidiary undertakings or associates or any Director may have agreed with the third party.

11.6 Insofar as the Company has engaged any adviser (a capped adviser) on the basis that its liability to the Company arising out of any default by it or otherwise in connection with the Rights Issue is subject to any limitation, exclusion or restriction of liability, the liability of each Indemnified Person to the Company or any other person in respect of any default by that Indemnified Person under this Agreement or otherwise in connection with the Rights Issue shall not exceed the amount for which that Indemnified Person would have been liable after deducting any additional amount which that Indemnified Person would have been entitled to recover from the capped adviser, in the absence of the limitation, exclusion or restriction of the capped adviser’s liability, by way of contribution to that Indemnified Person, in respect of the matter concerned.

11.7 All sums payable to Nomura or any other Indemnified Person pursuant to this Clause 11 shall be paid within 30 days of written demand by Nomura.

12.	TERMINATION

12.1 If at any time before Admission:

(a)	there has been a breach by the Company of any of its obligations under this Agreement, which Nomura, acting reasonably, considers to be material in the context of the Rights Issue or Admission; or

(b)	any matter or circumstance arises or pertains as a result of which either of the Conditions set out in sub-clauses (b), (g) or (h) in Clause 2.1 will not be satisfied at the required time(s) (if any) and continue to be satisfied as at Admission; or

(c)	it shall come to the notice of Nomura that any statement contained in the Circular is or has become untrue, incorrect or misleading in any respect, or any matter has arisen, which would, if the Rights Issue was made at that time, constitute a material omission from the Circular and which, in any such case, Nomura considers to be material and adverse in the context of the Rights Issue or Admission; or

(d)	any of the representations, warranties and undertakings contained, or referred to, in this Agreement is not, or has ceased to be, true and accurate in all material respects by reference to the facts and circumstances subsisting at that time; or

(e)	in the reasonable opinion of Nomura, acting in good faith, there shall have been a significant adverse change in or any development (including any development relating to the Group’s products or drug candidates or any product or drug candidate reasonably likely to be a competitor of any of the Group’s products or drug candidates but not including any development relating to the pharmaceutical or biotechnology industry generally) involving a significant prospective adverse change in or affecting the condition (financial or otherwise), prospects, earnings, business affairs, properties, results of the Group as a whole whether or not arising in the ordinary course of business, as a result of which Nomura, acting in good faith, considers it to be impracticable, inappropriate or inadvisable to proceed with the Rights Issue or Admission; or

(f)	in the reasonable opinion of Nomura there shall have been such a change in national or international financial, political or economic conditions or any material changes in currency exchange rates or exchange controls or a declaration of a general moratorium on commercial banking activities in the United Kingdom or New York by any United Kingdom, New York State or United States federal authorities or any outbreak or escalation of hostilities (including any such change or event which causes a change in financial markets or any calamity or crisis or any disruption to trading generally or trading of any securities of the Company on any stock exchange) which, in any such case, Nomura considers would be likely to materially prejudice the success of the Rights Issue and the distribution of the New Shares,

Nomura may, in its absolute discretion, by notice in writing given to the Company, terminate this Agreement, in each case except to the extent specified in Clause 12.3.

12.2 Nomura shall have no right to terminate this Agreement before Admission except as provided in Clause 12.1 or Clause 2.3. Nomura shall have no right at all to terminate this Agreement on or after Admission.

12.3 The termination of this Agreement (save to the extent specified in this Clause 12.3) pursuant to Clauses 2.3 or 12.1 shall be without prejudice to:

(a)	any claim in respect of a breach of this Agreement prior to the termination;

(b)	any obligation of the Company in respect of New Shares which have already been issued, subscribed and paid for at the time of such termination (in which case this Agreement shall continue to apply to such New Shares and, in particular, Clauses 1, 8, 9,10,11, this Clause 12.3, Clauses 13, 14 and Clauses 16 to 22 inclusive will continue to apply and Nomura shall be entitled to the fees and commissions pursuant to Clause 8); and

(c)	the provisions of Clauses 1, 8, 9, 10, 11, this Clause 12.3, Clauses 13, 14 and Clauses 16 to 22 inclusive which will continue to apply except that Nomura shall not be entitled to receive the fee and commissions referred to in Clause 8.2.

13.	WITHHOLDING

All sums payable by the Company to Nomura or any other Indemnified Person (for the purposes of this Clause 13 only, each a payee) under this Agreement shall be paid in pounds sterling free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event, save to the extent that the payee is compensated for the relevant deduction or withholding by virtue of the fact that the payment it receives is made on an after-tax basis, the relevant person shall pay such additional amount as shall be required to ensure that the net amount received by the payee will equal the full amount which it would have been entitled to receive had no such deduction or withholding been required to be made.

14.	MISCELLANEOUS

14.1 For the avoidance of doubt, the Company acknowledges and agrees that it is responsible for any due diligence carried out in relation to the Rights Issue and that neither Nomura nor any of its advisers shall be responsible to the Company or any Director for any due diligence in relation thereto or for verifying the accuracy or fairness of any information published by or on behalf of the Company in connection with the Rights Issue unless it or they have agreed in writing to take specific responsibility for such due diligence or verification.

14.2 The Company agrees that for the purpose of the Rights Issue (including for the purposes of seeking to procure any sub-underwriters for the New Shares) Nomura shall not be responsible for the provision of or obtaining advice as to the requirements of applicable laws or regulations of any jurisdictions other than the United Kingdom nor shall it be responsible where it or the Company has acted in the absence of such advice or in reliance on any advice obtained by the Company in respect thereof.

14.3 The Company acknowledges that the representations, warranties, undertakings and indemnities contained in this Agreement are given to Nomura in connection with Admission and the Rights Issue in each case whether in its capacity as underwriter, financial adviser or sponsor and references in this Agreement to Nomura shall be construed accordingly.

14.4 Notwithstanding that Nomura may act as the Company’s agent in connection with the Rights Issue, Nomura and its agents may:

(a)	receive and keep for its or the relevant agent’s own benefit any commissions, fees, brokerage or other benefits paid to or received by them in connection with the Rights Issue, and shall not be liable to account to the Company for any such commissions, fees, brokerage or other benefits; and

(b)	keep or deal in any New Shares for which any of them may subscribe for Nomura or the relevant agent’s own use and benefit.

15.	RECEIVING AGENT

The Company confirms that it has instructed the Receiving Agent to act as receiving agent in connection with the Rights Issue and the EGM and as CREST Registrar in relation to the Nil Paid Rights and the Fully Paid Rights and to perform the obligations assigned to it under the Circular, the Form of Proxy, the Provisional Allotment Letters and this Agreement as receiving agent.

16.	TIME OF THE ESSENCE

Any time, date or period mentioned in this Agreement may be extended by mutual agreement between the Company and Nomura but as regards any time, date or period originally fixed, or any time, date or period so extended, time shall be of the essence.

17.	WAIVER

17.1 Any right or remedy of Nomura under this Agreement shall only be waived or varied by an express waiver or variation in writing.

17.2 No failure or delay by Nomura in exercising any right or remedy under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of the right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy. The rights, powers and remedies of Nomura provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

18.	THIRD PARTY RIGHTS

18.1 Each Indemnified Person shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce its rights against the Company under Clause 12 provided that Nomura (without obligation) will have the sole conduct of any action to enforce such rights on behalf of the relevant Indemnified Person.

18.2 Except as provided in Clause 18.1, a person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. Nomura and the Company may agree to terminate this Agreement or vary any of its terms without the consent of any Indemnified Person or any other third party. Nomura will have no responsibility to any Indemnified Person or any other third party under or as a result of this Agreement.

19.	NOTICES

19.1 Any notice to be given under, or in connection with, this Agreement shall be in writing and be signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in Clause 19.2 or by delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in Clause 19.2 marked for the attention of the relevant party (or as otherwise notified from time to time under this Agreement).

Any notice so served shall be deemed to have been duly received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of fax, at the time of transmission; and

(c)	in the case of pre-paid recorded delivery, special delivery or registered post, on the Dealing Day following the date of posting;

provided that if delivery by hand or fax occurs on a day which is not a Dealing Day or after 6 p.m. on a Dealing Day, service shall be deemed to occur at 9 a.m. on the following Dealing Day.

19.2 The addresses of Nomura and the Company for the purpose of Clause 19.1 are:

(i) the Company:	957 Buckingham Avenue Slough Berkshire SL1 4NL Fax number: 01753 706638 For the attention of: Daniel Abrams

(ii) Nomura:	Nomura House 1 St. Martin’s-le-Grand London EC1A 4NP Fax No. 0207 521 2121/3699 For the attention of: David Rasouly or Louisa Hellier

20.	COUNTERPARTS

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

21.	ENTIRE AGREEMENT

This Agreement and the Nomura Engagement Letter (to the extent not superseded by this Agreement) represent the entire agreement between the parties in relation to the subject matter of this Agreement and supersede any previous agreement whether written or oral between the parties in relation to that subject matter. Accordingly, all other terms, conditions, representations, warranties and other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement.

22.	GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the courts of England.

IN WITNESS WHEREOF this Agreement has been duly executed under hand by the Company and Nomura or their duly authorised attorneys the day and year first above written.

SIGNED by DANIEL ABRAMS	)
for and on behalf of	)
XENOVA GROUP plc	)	DANIEL ABRAMS

SIGNED by CHARLES SPICER	)
for and on behalf of	)
NOMURA INTERNATIONAL PLC	)	CHARLES SPICER